UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Abitibi-Consolidated Inc.

___________________________________________

(Name of Issuer)

Common Stock, no par value

___________________________________________

(Title of Class and Securities)

003924107

___________________________________________

(CUSIP Number of Class of Securities)

Third Avenue Management LLC

Attn: W. James Hall

622 Third Avenue, 32nd Floor

New York, NY 10017

(212) 888-2290

___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 13, 2007

_________________________________________

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 003924107	13D
(1) NAMES OF REPORTING PERSONS: Third Avenue Management LLC	I.R.S. IDENTIFICATION NOS.: 01-0690900
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
49,654,028 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
54,756,503 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 54,756,503 shares
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 12.44%
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are shares of the Issuer's common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D relates are the common shares, no par value (the "Common Shares"), of Abitibi-Consolidated Inc., a Canadian corporation (the "Issuer"), with principal executive offices at 1155 Metcalfe Street, Suite 800, Montreal H3B 5H2 Canada.

Item 2.	Identity and Background

(a) NAME

This statement is filed by Third Avenue Management LLC ("TAM"). The executive officers of TAM are:

•	Martin J. Whitman: Co-Chief Investment Officer of TAM.
•	Curtis Jensen: Co-Chief Investment Officer of TAM.
•	David Barse: Chief Executive Officer of TAM.
•	Vincent J. Dugan: Chief Financial Officer of TAM.
•	W. James Hall: General Counsel and Secretary of TAM.

(b) RESIDENCE

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 32nd Floor, New York, NY 10017.

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.

(d) CRIMINAL CONVICTIONS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) CIVIL PROCEEDINGS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP

TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) Third Avenue Global Value (Master) Fund L.P., a Cayman Islands exempted limited partnership for which TAM acts as investment advisor to such limited partnership's general partner, has expended $64,841,782.00 to acquire 22,634,600 Common Shares; (ii) Third Avenue Special Situations Fund (Master) L.P., a Cayman Islands exempted limited partnership for which TAM acts as investment advisor to such limited partnership's general partner, has expended $3,793,542.00 to acquire 1,350,000 Common Shares; and (iii) various separately managed accounts for which TAM acts as investment advisor and various funds for which TAM acts as investment sub-advisor have expended a total of $99,215,911.12 to acquire 30,771,903 Common Shares. TAM plans to use the available capital of these funds and accounts in any future purchases of Common Shares.

Item 4.	Purpose of Transaction

TAM acquired the Common Shares for investment purposes and previously reported its beneficial ownership on Schedule 13G.

TAM believes it is the largest single shareholder of the Issuer. TAM does not believe the Issuer's announced combination (the "Combination") with Bowater Incorporated to be in the best interest of the Issuer's shareholders and intends to act accordingly. TAM currently has no plans to solicit proxies from the Issuer's shareholders.

In connection with its ongoing evaluation of its investment in the Issuer, TAM may contact the Issuer from time to time to seek to meet with the board of directors and/or members of senior management of the Issuer to express TAM's views regarding the business and operations and other matters related to the Issuer, including the Combination, and may seek to influence the Issuer with respect to actions under consideration by the Issuer. In addition, TAM may communicate, publicly or privately, and have discussions with other shareholders or third parties to indicate its views on issues relating to the Combination and other matters of interest to the Issuer's shareholders generally, and may solicit the views of such other shareholders with respect to the Combination. As part of any such discussions, TAM may suggest changes in, or take positions relating to, the strategic direction of the Issuer as a means of enhancing shareholder value.

TAM intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to TAM, general stock market and economic conditions, tax considerations and other factors considered relevant, TAM may decide at any time to increase or decrease the size of its investment in the Issuer or to sell any or all of the securities of the Issuer that it holds.

Except as set forth above, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 54,756,503 shares, constituting approximately 12.44% of the 440,174,994 shares outstanding based on number of the Issuer's shares outstanding as of June 20, 2007, as set forth in the joint proxy statement/prospectus/management information circular of AbitibiBowater Inc, dated June 22, 2007.

A. Third Avenue Global Value (Master) Fund L.P.

(a) Amount beneficially owned: 22,634,600 shares.

(b) Percent of class: 5.14%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 22,634,600

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 22,634,600

(iv) Shared power to dispose or direct the disposition: 0

B. Third Avenue Special Situations Fund (Master) L.P.

(a) Amount beneficially owned: 1,350,000 shares.

(b) Percent of class: 0.31%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 1,350,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,350,000

(iv) Shared power to dispose or direct the disposition: 0

C. Third Avenue Management Separately Managed Accounts and Sub-Advised Funds

(a) Amount beneficially owned: 30,771,903 shares.

(b) Percent of class: 6.99%

(c) Number of shares as to which TAM has:

(i) Sole power to vote or direct the vote: 25,669,428

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 30,771,903

(iv) Shared power to dispose or direct the disposition: 0

(c) A list of the transactions in the Issuer's Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference. All of the transactions listed on Schedule A were effected in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, TAM does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A: List of the transactions in the Issuer's Common Shares that were effected by TAM during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2007

THIRD AVENUE MANAGEMENT LLC

By: /s/ W. James Hall
Name: W. James Hall
Title: General Counsel

SCHEDULE A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share
Separately Managed Account	PURCHASE	04/23/07	135,200	$2.79
Separately Managed Account	SELL	04/24/07	5,500	$2.77
Separately Managed Account	SELL	04/24/07	9,300	$2.77
Separately Managed Account	SELL	04/24/07	5,200	$2.77
Separately Managed Account	SELL	05/01/07	5,150	$2.59
Separately Managed Account	SELL	05/01/07	8,810	$2.59
Separately Managed Account	SELL	05/01/07	4,540	$2.59
Separately Managed Account	SELL	05/03/07	84,650	$2.60
Sub-Advised Fund	SELL	05/09/07	210,800	$2.51
Sub-Advised Fund	SELL	05/09/07	141,500	$2.51
Separately Managed Account	SELL	05/09/07	29,850	$2.52
Separately Managed Account	SELL	05/09/07	20,150	$2.52
Separately Managed Account	SELL	05/09/07	37,750	$2.51
Separately Managed Account	SELL	05/09/07	37,750	$2.51
Separately Managed Account	SELL	05/09/07	64,950	$2.51
Separately Managed Account	SELL	05/09/07	84,450	$2.51
Separately Managed Account	SELL	05/09/07	72,800	$2.51
Sub-Advised Fund	SELL	05/10/07	105,400	$2.52
Sub-Advised Fund	SELL	05/10/07	70,750	$2.52
Separately Managed Account	SELL	05/10/07	12,900	$2.52
Separately Managed Account	SELL	05/10/07	12,100	$2.52
Separately Managed Account	SELL	05/10/07	37,750	$2.51
Separately Managed Account	SELL	05/10/07	32,450	$2.50
Separately Managed Account	SELL	05/10/07	7,050	$2.50
Separately Managed Account	SELL	05/10/07	71,600	$2.50
Sub-Advised Fund	SELL	05/11/07	32,450	$2.50
Sub-Advised Fund	SELL	05/11/07	21,750	$2.51
Separately Managed Account	SELL	05/11/07	8,050	$2.49
Separately Managed Account	SELL	05/11/07	3,550	$2.49
Separately Managed Account	SELL	05/11/07	10,000	$2.50
Separately Managed Account	SELL	05/11/07	24,200	$2.50
Sub-Advised Fund	SELL	05/14/07	104,500	$2.52
Sub-Advised Fund	SELL	05/14/07	70,200	$2.56
Separately Managed Account	SELL	05/14/07	1,600	$2.53
Separately Managed Account	SELL	05/14/07	13,800	$2.53
Separately Managed Account	SELL	05/14/07	34,600	$2.53
Separately Managed Account	SELL	05/14/07	37,450	$2.51
Separately Managed Account	SELL	05/14/07	32,200	$2.51
Separately Managed Account	SELL	05/14/07	8,550	$2.51
Separately Managed Account	SELL	05/14/07	21,350	$2.51
Separately Managed Account	SELL	05/14/07	23,600	$2.51
Separately Managed Account	SELL	05/14/07	24,450	$2.51
Sub-Advised Fund	SELL	05/16/07	54,000	$2.47
Sub-Advised Fund	SELL	05/16/07	36,300	$2.51

Separately Managed Account	SELL	05/16/07	19,400	$2.48
Separately Managed Account	SELL	05/16/07	16,650	$2.48
Separately Managed Account	SELL	05/16/07	34,650	$2.48
Separately Managed Account	SELL	05/16/07	5,700	$2.48
Separately Managed Account	SELL	05/18/07	166,900	$2.45
Separately Managed Account	SELL	05/18/07	121,075	$2.45
Sub-Advised Fund	PURCHASE	05/25/07	325,000	$2.48
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/05/07	1,114,000	$2.75
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/05/07	250,000	$2.79
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/05/07	150,000	$2.82
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/05/07	550,000	$2.76
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/06/07	686,000	$2.71
Separately Managed Account	SELL	06/06/07	91,475	$2.82
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/07/07	250,000	$2.70
Separately Managed Account	PURCHASE	06/07/07	16,900	$2.70
Sub-Advised Fund	PURCHASE	06/11/07	2,350	$2.70
Sub-Advised Fund	PURCHASE	06/11/07	11,700	$2.74
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/11/07	47,350	$2.70
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/11/07	236,600	$2.73
Separately Managed Account	PURCHASE	06/11/07	1,000	$2.73
Separately Managed Account	PURCHASE	06/11/07	1,000	$2.73
Sub-Advised Fund	PURCHASE	06/12/07	93,800	$2.73
Sub-Advised Fund	PURCHASE	06/12/07	17,450	$2.68
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/12/07	352,050	$2.68
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/12/07	1,893,000	$2.72
Separately Managed Account	PURCHASE	06/12/07	6,600	$2.73
Separately Managed Account	PURCHASE	06/12/07	1,250	$2.68
Separately Managed Account	PURCHASE	06/12/07	6,600	$2.73
Separately Managed Account	PURCHASE	06/12/07	1,250	$2.68
Sub-Advised Fund	PURCHASE	06/13/07	207,150	$2.82
Sub-Advised Fund	PURCHASE	06/13/07	33,050	$2.80
Sub-Advised Fund	PURCHASE	06/13/07	43,500	$2.84
Sub-Advised Fund	PURCHASE	06/13/07	21,750	$2.84
Sub-Advised Fund	PURCHASE	06/13/07	87,050	$2.82
Sub-Advised Fund	PURCHASE	06/13/07	87,250	$2.83
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/13/07	394,250	$2.84
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/13/07	598,450	$2.79
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/13/07	788,450	$2.83
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/13/07	1,576,950	$2.82
Separately Managed Account	PURCHASE	06/13/07	87,250	$2.83
Separately Managed Account	PURCHASE	06/13/07	3,400	$2.83
Separately Managed Account	PURCHASE	06/13/07	3,400	$2.83
Separately Managed Account	PURCHASE	06/13/07	38,400	$2.85
Separately Managed Account	PURCHASE	06/13/07	58,300	$2.81
Separately Managed Account	PURCHASE	06/13/07	76,800	$2.84
Separately Managed Account	PURCHASE	06/13/07	153,600	$2.84
Sub-Advised Fund	PURCHASE	06/14/07	169,250	$2.88
Sub-Advised Fund	PURCHASE	06/14/07	24,350	$2.88
Sub-Advised Fund	PURCHASE	06/14/07	54,400	$2.86
Sub-Advised Fund	PURCHASE	06/14/07	22,650	$2.88
Sub-Advised Fund	PURCHASE	06/14/07	4,350	$2.88
Sub-Advised Fund	PURCHASE	06/14/07	41,350	$2.89
Sub-Advised Fund	PURCHASE	06/14/07	4,350	$2.91
Sub-Advised Fund	PURCHASE	06/14/07	71,250	$2.87
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/14/07	488,800	$2.88
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/14/07	494,250	$2.91
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/14/07	985,600	$2.87
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/14/07	78,800	$2.91
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/14/07	441,650	$2.86
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/14/07	749,100	$2.89
Separately Managed Account	PURCHASE	06/14/07	57,750	$2.88
Separately Managed Account	PURCHASE	06/14/07	2,050	$2.88
Separately Managed Account	PURCHASE	06/14/07	2,700	$2.99
Separately Managed Account	PURCHASE	06/14/07	2,800	$2.88
Separately Managed Account	PURCHASE	06/14/07	7,700	$2.92
Separately Managed Account	PURCHASE	06/14/07	7,700	$2.88
Separately Managed Account	PURCHASE	06/14/07	39,950	$2.88
Separately Managed Account	PURCHASE	06/14/07	43,000	$2.86
Separately Managed Account	PURCHASE	06/14/07	72,950	$2.89
Separately Managed Account	PURCHASE	06/14/07	96,000	$2.87
Sub-Advised Fund	PURCHASE	06/15/07	120,750	$2.91
Sub-Advised Fund	PURCHASE	06/15/07	21,750	$2.94
Sub-Advised Fund	PURCHASE	06/15/07	37,300	$2.90
Sub-Advised Fund	PURCHASE	06/15/07	21,750	$2.93
Sub-Advised Fund	PURCHASE	06/15/07	27,300	$2.91
Sub-Advised Fund	PURCHASE	06/15/07	50,850	$2.92
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/15/07	393,850	$2.91
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/15/07	675,800	$2.90
Third Avenue Global Value (Master) Fund L.P.	PURCHASE	06/15/07	393,850	$2.91
Separately Managed Account	PURCHASE	06/15/07	13,450	$2.91
Separately Managed Account	PURCHASE	06/15/07	10,700	$2.93
Separately Managed Account	PURCHASE	06/15/07	10,700	$2.94
Separately Managed Account	PURCHASE	06/15/07	400	$2.93
Separately Managed Account	PURCHASE	06/15/07	400	$2.93
Separately Managed Account	PURCHASE	06/15/07	700	$2.92
Separately Managed Account	PURCHASE	06/15/07	450	$2.91
Separately Managed Account	PURCHASE	06/15/07	400	$2.93
Separately Managed Account	PURCHASE	06/15/07	400	$2.93
Separately Managed Account	PURCHASE	06/15/07	450	$2.91
Separately Managed Account	PURCHASE	06/15/07	700	$2.92
Separately Managed Account	PURCHASE	06/15/07	38,350	$2.93
Separately Managed Account	PURCHASE	06/15/07	38,350	$2.94
Separately Managed Account	PURCHASE	06/15/07	48,150	$2.91
Separately Managed Account	PURCHASE	06/15/07	65,850	$2.92
Separately Managed Account	PURCHASE	06/22/07	83,500	$2.93
Separately Managed Account	PURCHASE	06/25/07	46,000	$2.89